# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NeueHealth, Inc., CIK 0001671284
CUSIP: 10920V404
Title of class of securities: Common Stock, $0.0001 par value
Address of issuer's principal executive offices: 9250 NW 36th Street, Suite 420, Doral, Florida (FL), 33178
Date of event which requires filing of this statement: 12/23/2024
Amends the filing with accession number 0001072613-21-000479
Filed by CIK 0001768564
Persons authorized to receive notices and communications: Stephanie Brecher, 1954 Greenspring Drive, Suite 600, Timonium, Maryland (MD), 21093, (410)842-4000

## Reporting persons
- New Enterprise Associates 15, L.P. (CIK 0001629794): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA Partners 15, L.P. (CIK 0001640031): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA 15 Opportunity Fund, L.P. (CIK 0001629795): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA Partners 15-OF, L.P. (CIK 0001640032): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA 15 GP, LLC (CIK 0001640033): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- New Enterprise Associates 16, L.P. (CIK 0001694560): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA Partners 16, L.P. (CIK 0001712881): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA 16 GP, LLC (CIK 0001712882): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- New Enterprise Associates 17, L.P. (CIK 0001768564): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA Partners 17, L.P. (CIK 0001796820): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA 17 GP, LLC (CIK 0001796821): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA 18 Venture Growth Equity, L.P. (CIK 0001880239): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA Partners 18 VGE, L.P. (CIK 0001898446): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA 18 VGE GP, LLC (CIK 0001898598): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA BH SPV, L.P. (CIK 0001794978): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA BH SPV II, L.P. (CIK 0001822990): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- NEA BH SPV GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- Forest Baskett (CIK 0001277631): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 3,852,011; sole dispositive power 0; shared dispositive power 3,852,011; aggregate amount beneficially owned 3,852,011 (40.9% of the class)
- Ali Behbahani (CIK 0001613867): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,791,307; sole dispositive power 0; shared dispositive power 5,791,307; aggregate amount beneficially owned 5,791,307 (45.5% of the class)
- Carmen Chang (CIK 0001746342): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,791,307; sole dispositive power 0; shared dispositive power 5,791,307; aggregate amount beneficially owned 5,791,307 (45.5% of the class)
- Anthony A. Florence, Jr. (CIK 0001559827): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- Mohamad H. Makhzoumi (CIK 0001630226): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- Edward T. Mathers (CIK 0001328625): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,004,921; sole dispositive power 0; shared dispositive power 5,004,921; aggregate amount beneficially owned 5,004,921 (39.9% of the class)
- Scott D. Sandell (CIK 0001237289): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 7,360,329; sole dispositive power 0; shared dispositive power 7,360,329; aggregate amount beneficially owned 7,360,329 (57% of the class)
- Paul Walker (CIK 0001553150): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,791,307; sole dispositive power 0; shared dispositive power 5,791,307; aggregate amount beneficially owned 5,791,307 (45.5% of the class)
- Rick Yang (CIK 0001851328): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,004,921; sole dispositive power 0; shared dispositive power 5,004,921; aggregate amount beneficially owned 5,004,921 (39.9% of the class)
- NH Holdings 2025 SPV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- NH Holdings 2025, Inc.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value
Name of issuer: NeueHealth, Inc.
Address of issuer's principal executive offices: 9250 NW 36th Street, Suite 420, Doral, Florida (FL), 33178
Comment:
Item 1 of the Schedule 13D is amended and supplemented as follows:

This Amendment No. 8 ("Amendment No. 8") to Schedule 13D amends and supplements the statement on Schedule 13D originally filed on July 26, 2021, Amendment No. 1 thereto filed on December 29, 2021, Amendment No. 2 thereto filed on January 26, 2022, Amendment No. 3 thereto filed on October 21, 2022, Amendment No. 4 thereto filed on August 21, 2023, Amendment No. 5 thereto filed on September 28, 2023, Amendment No. 6 thereto filed on December 22, 2023 and Amendment No. 7 thereto filed on April 10, 2024 relating to the Common Stock, $0.0001 par value (the "Common Stock"), of NeueHealth, Inc. (the "Issuer") having its principal executive office at 9250 NW 36th Street, Suite 420, Doral, FL 33178.

Certain terms used but not defined in this Amendment No. 8 have the meanings assigned thereto in the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto). Except as specifically provided herein, this Amendment No. 8 does not modify any of the information previously reported on the Schedule 13D (including Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6 and Amendment No. 7 thereto).

## Item 2. Identity and Background
Name of person filing:
(i) New Enterprise Associates 15, L.P. ("NEA 15"); NEA 15 Opportunity Fund, L.P. ("NEA 15-OF"); New Enterprise Associates 16, L.P. ("NEA 16"); New Enterprise Associates 17, L.P. ("NEA 17"); and NEA 18 Venture Growth Equity, L.P. ("NEA 18 VGE" and, collectively with NEA 15, NEA 15-OF, NEA 16 and NEA 17, the "NEA Venture Funds");

(ii) NEA BH SPV, L.P. ("NEA BH") and NEA BH SPV II, L.P. ("NEA BH II" and, together with NEA BH, the "SPVs");

(iii) NEA Partners 15, L.P. ("NEA Partners 15"), which is the sole general partner of NEA 15; NEA Partners 15-OF, L.P. ("NEA Partners 15-OF"), which is the sole general partner of NEA 15-OF; NEA Partners 16, L.P. ("NEA Partners 16"), which is the sole general partner of NEA 16; NEA Partners 17, L.P. ("NEA Partners 17"), which is the sole general partner of NEA 17; NEA Partners 18 VGE, L.P. ("NEA Partners 18 VGE", and, collectively with NEA Partners 15, NEA Partners 15-OF, NEA Partners 16 and NEA Partners 17, the "GPLPs"), which is the sole general partner of NEA 18 VGE; NEA 15 GP, LLC ("NEA 15 LLC"), which is the sole general partner of NEA Partners 15 and NEA Partners 15-OF; NEA 16 GP, LLC ("NEA 16 LLC"), which is the sole general partner of NEA Partners 16; NEA 17 GP, LLC ("NEA 17 LLC"), which is the sole general partner of NEA Partners 17; NEA 18 VGE GP, LLC ("NEA 18 VGE LLC" and, collectively with NEA 15 LLC, NEA 16 LLC and NEA 17 LLC, the "GP LLCs"), which is the sole general partner of NEA Partners 18 VGE; NEA BH SPV GP, LLC ("NEA BH LLC" and, collectively with the GPLPs and the GP LLCs, the "Control Entities"), which is the sole general partner of NEA BH and NEA BH II;

(iv) Forest Baskett ("Baskett"), Ali Behbahani ("Behbahani"), Carmen Chang ("Chang"), Anthony A. Florence, Jr. ("Florence"), Mohamad H. Makhzoumi ("Makhzoumi"), Edward T. Mathers ("Mathers"), Scott D. Sandell ("Sandell"), Paul Walker ("Walker") and Rick Yang ("Yang") (together, the "Managers"); and

(v) NH Holdings 2025 SPV, L.P. ("Ultimate Parent") and NH Holdings 2025, Inc., a Delaware corporation ("Parent").
Residence or business address: The address of the principal business office of the Funds, each Control Entity, Sandell, Ultimate Parent and Parent is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093. The address of the principal business office of Baskett, Behbahani, Chang, Makhzoumi, Walker and Yang is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, CA 94025. The address of the principal business office of Florence and Mathers is New Enterprise Associates, 104 5th Avenue, 19th Floor, New York, NY 10011.
Present principal occupation or employment:
The principal business of NEA 15, NEA 15-OF, NEA 16, NEA 17 and NEA 18 VGE is to invest in and assist growth-oriented businesses located principally in the United States. The principal business of NEA Partners 15 is to act as the sole general partner of NEA 15. The principal business of NEA Partners 15-OF is to act as the sole general partner of NEA 15. The principal business of NEA Partners 16 is to act as the sole general partner of NEA 16. The principal business of NEA Partners 17 is to act as the sole general partner of NEA 17. The principal business of NEA Partners 18 VGE is to act as the sole general partner of NEA 18 VGE. The principal business of NEA 15 LLC is to act as the sole general partner of NEA Partners 15 and NEA Partners 15-OF. The principal business of NEA 16 LLC is to act as the sole general partner of NEA Partners 16. The principal business of NEA 17 LLC is to act as the sole general partner of NEA Partners 17. The principal business of NEA 18 VGE LLC is to act as the sole general partner of NEA Partners 18 VGE. The principal business of NEA BH and NEA BH II is to invest in the Issuer. The principal business of NEA BH LLC is to act as the sole general partner of NEA BH and NEA BH II. The principal business of the Managers is to manage the NEA Venture Funds, the SPVs, the Control Entities and a number of affiliated partnerships with similar businesses, as applicable. The principal business of Ultimate Parent and Parent is to carry out the transactions described in Item 4 herein.

Florence, Makhzoumi and Sandell (the "Plural Managers") are managers of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Behbahani, Chang, and Walker (the "Quadral Managers") are managers of NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Mathers and Yang (the "Trial Managers") are managers of NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC. Baskett is a manager of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC and NEA BH LLC; and
Criminal convictions in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the five years prior to the date hereof, none of the Reporting Persons has been convicted in a criminal proceeding or has been a party to a civil proceeding ending in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of the Funds, the GPLPs and Ultimate Parent is a Delaware limited partnership. Each of the GP LLCs and NEA BH LLC is a Delaware limited liability company. Parent is a Delaware corporation. Each of the Managers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Not applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

Agreement and Plan of Merger

On December 23, 2024, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and NH Holdings Acquisition 2025, Inc., a Delaware corporation and a wholly owned subsidiary of Parent ("Merger Sub"), pursuant to which, among other things and on the terms and subject to the conditions set forth therein, Merger Sub will merge with and into the Issuer (the "Merger"), with the Issuer surviving the Merger as a wholly owned subsidiary of Parent. Parent and Merger Sub are affiliated with the NEA Venture Funds.

In connection with the execution of the Merger Agreement, certain stockholders of the Issuer (the "Rollover Holders") have entered into rollover agreements (the "Rollover Agreements") with Ultimate Parent, Parent and Merger Sub, pursuant to which, among other things and on the terms and subject to the conditions set forth therein, the Rollover Holders have agreed to contribute all of their shares of Common Stock, Series A Convertible Perpetual Preferred Stock of the Issuer, par value $0.0001 per share (the "Company Series A Preferred Stock"), and/or Series B Convertible Perpetual Preferred Stock of the Issuer, par value $0.0001 per share (the "Company Series B Preferred Stock" and, together with the Company Series A Preferred Stock, the "Company Preferred Stock"), to Ultimate Parent immediately prior to the effective time of the Merger (the "Effective Time") in exchange for the issuance to the Rollover Holders of limited partnership interests in Ultimate Parent. The Rollover Agreements are further described below.

The Merger Agreement provides that, at the Effective Time, each share of Common Stock that is issued and outstanding immediately prior to the Effective Time (other than shares owned immediately prior to the Effective Time by the Issuer, Ultimate Parent, Parent, Merger Sub or any of their respective subsidiaries (including shares contributed to Ultimate Parent prior to the Effective Time pursuant to the Rollover Agreements or other similar agreements), which will be canceled for no consideration, and Dissenting Shares (as defined below) will be converted into the right to receive $7.33 in cash, without interest and less any applicable withholding taxes. Shares of Common Stock with respect to which a demand for appraisal has been validly made (and not forfeited or withdrawn) in accordance with Delaware law ("Dissenting Shares") will be entitled to receive payment of the appraised value of such shares as provided by Delaware law.

The board of directors of the Issuer (the "Company Board"), acting upon the unanimous recommendation of a special committee of the Company Board (the "Special Committee") composed entirely of independent and disinterested directors and advised by its own independent legal and financial advisors, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Merger, and resolved to recommend that the stockholders of the Issuer approve and adopt the Merger Agreement.

If the Merger is consummated, the Common Stock will be delisted from the New York Stock Exchange and deregistered under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Treatment of Equity Awards

The Merger Agreement provides for the following treatment of outstanding Issuer equity awards at the Effective Time:

(A) Each option to purchase shares of Common Stock, whether vested or unvested, that has a per share exercise price less than the Merger Consideration will be, at the election of Parent, either (a) assumed by Parent or (b) converted into the right to receive an amount in cash equal to the product of (i) the excess of the Merger Consideration over the applicable per share exercise price of such option, multiplied by (ii) the total number of shares of Common Stock subject to such option immediately prior to the Effective Time.

(B) Each option to purchase shares of Common Stock, whether vested or unvested, that has a per share exercise price equal to or greater than the Merger Consideration will be, at the election of Parent, either (a) assumed by Parent or (b) canceled for no consideration.

(C) Each restricted stock unit of the Issuer with respect to shares of Common Stock that is subject solely to service-based vesting requirements (and not performance-based vesting requirements) (each, a "Company RSU") will be, at the election of the holder, either (a) assumed by Parent and adjusted into a restricted stock unit of Parent (each, a "Parent RSU") with respect to a number of shares of common stock of Parent equal to the number of shares of Common Stock subject to such Company RSU and having the same vesting and other terms and conditions as such Company RSU or (b) assumed by Parent and adjusted into a Parent RSU with respect to a number of shares of common stock of Parent equal to the number of shares of Common Stock subject to such Company RSU and having the same vesting and other terms and conditions as such Company RSU, except that the vesting of such Parent RSU will also be contingent upon the occurrence of a change of control or an initial public offering of the Issuer within a specified period after the date on which the Merger occurs ("Double-Trigger Parent RSUs"). Holders of Company RSUs who elect to receive Double-Trigger Parent RSUs will also receive an additional grant of Parent RSUs with respect to a number of shares of common stock of Parent that is equal to 20% of the number of shares of Common Stock subject to the Company RSUs held by such holder immediately prior to the Effective Time, which will be subject to certain additional time-based and performance-based vesting requirements.

(D) Each restricted stock unit of the Issuer with respect to shares of Common Stock that is subject to performance-based vesting requirements will be canceled for no consideration.

Conditions to the Merger

The completion of the Merger is subject to the fulfillment or waiver of certain customary mutual closing conditions, including (a) the adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Common Stock and Company Preferred Stock (voting on an as-converted basis), voting together as a single class, that are entitled to vote thereon (the "Company Stockholder Approval"), (b) the absence of any law or order prohibiting, enjoining or making illegal the consummation of the Merger and (c) all specified regulatory filings and approvals required in connection with the transactions contemplated by the Merger Agreement having been made or received, as applicable. The obligation of each party to consummate the Merger is also subject to the fulfillment or waiver of certain customary unilateral closing conditions, including the other party's (or parties') representations and warranties being true and correct (subject to certain customary materiality qualifiers) and the other party (or parties) having performed in all material respects its (or their) obligations under the Merger Agreement. The obligation of each of Parent and Merger Sub to consummate the Merger is additionally conditioned upon there not having been imposed any Burdensome Condition (as defined in the Merger Agreement) in connection with the receipt of the regulatory approvals required in connection with the transactions contemplated by the Merger Agreement. The consummation of the Merger is not subject to any financing condition.

Go-Shop; No-Shop

During the period beginning on the date of the Merger Agreement and continuing until 12:01 a.m. New York City time on January 23, 2025 (the "No-Shop Start Date"), the Issuer is permitted to solicit, initiate and facilitate alternative acquisition proposals from third parties and provide non-public information to, and engage in discussions and negotiations with, third parties with respect to alternative acquisition proposals.

After the No-Shop Start Date, the Issuer will become subject to customary "no-shop" restrictions on its ability to solicit alternative acquisition proposals from third parties and to provide non-public information to, and engage in discussions or negotiations with, third parties regarding alternative acquisition proposals, except that, until the receipt of the Company Stockholder Approval, the Issuer may continue to engage in the aforementioned activities with any third party that made an alternative acquisition proposal to acquire 50% or more of the assets or total voting power of the equity securities of the Issuer prior to the No-Shop Start Date that the Special Committee (or the Company Board, acting upon the recommendation of the Special Committee) has determined in good faith constitutes or would reasonably be expected to result in a Superior Proposal (as defined in the Merger Agreement) and that has not terminated or been withdrawn (each, an "Excluded Party"). The "no-shop" restrictions are additionally subject to a customary "fiduciary out" provision that allows the Issuer, under certain specified circumstances, to provide non-public information to, and engage in discussions or negotiations with, third parties with respect to an alternative acquisition proposal if the Special Committee (or the Company Board, acting upon the recommendation of the Special Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel) that such alternative acquisition proposal constitutes or would reasonably be expected to result in a Superior Proposal and the failure to take such actions would be inconsistent with its fiduciary duties pursuant to applicable law.

In the event that an Intervening Event (as defined in the Merger Agreement) occurs or the Issuer receives a bona fide written alternative acquisition proposal that did not result from a breach of the "no-shop" restrictions in the Merger Agreement and that the Special Committee (or the Company Board, acting upon the recommendation of the Special Committee) determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, then, on the terms and subject to the conditions set forth in the Merger Agreement, the Special Committee and/or the Company Board may, in certain circumstances prior to the receipt of the Company Stockholder Approval and subject to certain notice and "matching" rights of Parent, change its recommendation that the Issuer's stockholders adopt the Merger Agreement.

Termination and Fees

The Merger Agreement contains customary termination rights for the Issuer (acting with the prior authorization of the Special Committee) and Parent, including, among other circumstances, (a) by either party in the event that the consummation of the Merger does not occur on or before September 23, 2025, subject to up to two consecutive three-month extensions if, on such date (or the extension thereof), all of the closing conditions in the Merger Agreement except for those relating to regulatory approvals have been satisfied or waived, (b) by either party in the event that the Company Stockholder Approval is not obtained at a meeting of the Issuer's stockholders at which a vote on the adoption of the Merger Agreement was held, (c) by Parent, prior to the receipt of the Company Stockholder Approval, in the event of an adverse change of the Special Committee's or Company Board's recommendation that the Issuer's stockholders adopt the Merger Agreement, (d) by the Issuer, prior to the receipt of the Company Stockholder Approval, in order to enter into a definitive acquisition agreement with respect to a Superior Proposal and (e) by the Issuer, in the event that Parent has failed to consummate the Merger when required under the Merger Agreement after the Issuer has confirmed in writing that it is ready, willing and able to consummate the Merger.

If the Merger Agreement is terminated in certain specified circumstances, the Issuer will be required to pay a termination fee to Parent. If the termination fee becomes payable as a result of the Issuer terminating the Merger Agreement prior to the receipt of the Company Stockholder Approval in order to enter into a definitive acquisition agreement with respect to a Superior Proposal by an Excluded Party, or as a result of Parent terminating the Merger Agreement due to an adverse change of the Special Committee's or Company Board's recommendation that the Issuer's stockholders adopt the Merger Agreement in connection with an alternative acquisition proposal made by an Excluded Party, then the amount of the termination fee will be $1,500,000. If the termination fee becomes payable in other circumstances, then the amount of the termination fee will be $3,600,000.

Other Terms of the Merger Agreement

The Issuer has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants to use commercially reasonable efforts to conduct its business in the ordinary course during the period between the date of the Merger Agreement and the Effective Time. Each of Parent, Merger Sub and the Issuer has agreed to use reasonable best efforts to take all actions necessary, proper or advisable under applicable law to consummate the Merger, including cooperating to obtain the regulatory approvals necessary to complete the Merger, subject to certain limitations set forth in the Merger Agreement (including that none of Parent, Merger Sub or any of their affiliates are obligated to agree to or otherwise become subject to any Burdensome Condition).

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached to this Amendment No. 8 as Exhibit 3and is incorporated by reference herein.

Rollover Agreements

In connection with the execution of the Merger Agreement, on December 23, 2024, the Rollover Holders entered into the Rollover Agreements with Ultimate Parent, Parent and Merger Sub, pursuant to which, among other things and on the terms and subject to the conditions set forth therein, the Rollover Holders have agreed to contribute all of their shares of Common Stock and/or Company Preferred Stock to Ultimate Parent immediately prior to the Effective Time in exchange for the issuance to the Rollover Holders of limited partnership interests in Ultimate Parent. Additionally, certain of the Rollover Holders agreed pursuant to their respective Rollover Agreements, on the terms and subject to the conditions set forth therein, to vote all of their shares of Common Stock and/or Company Preferred Stock in favor of the adoption of the Merger Agreement. The Rollover Holders collectively hold, as of the date hereof, approximately 64% of the outstanding shares of Common Stock and all of the outstanding shares of Company Series A Preferred Stock and Company Series B Preferred Stock.

The foregoing description of the Rollover Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the form of Rollover Agreement, a copy of which is attached to this Amendment No. 8 as Exhibit 4 and is incorporated by reference herein.

Equity Commitment Letter and Limited Guarantee

In connection with the execution of the Merger Agreement, on December 23, 2024, NEA 14, NEA 16, NEA 17 and NEA 18 VGE (the "Sponsors") entered into (a) an equity commitment letter (the "Equity Commitment Letter") with Parent, pursuant to which, on the terms and subject to the conditions set forth therein, the Sponsors agreed to provide certain equity financing to Parent up to an aggregate amount as set forth therein for the purpose of financing the Merger Consideration and the other payment obligations of Parent, Merger Sub and, following the Effective Time, the Issuer under the Merger Agreement and (b) a limited guaranty in favor of the Issuer, pursuant to which, on the terms and subject to the conditions set forth therein, the Sponsors guaranteed to the Issuer the payment of all of the liabilities and obligations of Parent and Merger Sub under the Merger Agreement, subject to an aggregate cap as set forth therein. The Issuer is a third party beneficiary of the Equity Commitment Letter and has the right to seek specific performance of the Sponsors' obligations to fund the equity financing provided for therein on the terms and subject to the conditions set forth therein and in the Merger Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
NEA 15 is the record owner of the NEA 15 Shares. As the general partner of NEA 15, NEA Partners 15 may be deemed to own beneficially the NEA 15 Shares. NEA 15-OF is the record owner of the NEA 15-OF Shares. As the general partner of NEA 15-OF, NEA Partners 15-OF may be deemed to own beneficially the NEA 15-OF Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may be deemed to own beneficially the NEA 15 Shares and the NEA 15-OF Shares.

NEA 16 is the record owner of the NEA 16 Shares. As the general partner of NEA 16, NEA Partners 16 may be deemed to own beneficially the NEA 16 Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may be deemed to own beneficially the NEA 16 Shares.

NEA 17 is the record owner of the NEA 17 Shares. As the general partner of NEA 17, NEA Partners 17 may be deemed to own beneficially the NEA 17 Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may be deemed to own beneficially the NEA 17 Shares.

NEA 18 VGE is the record owner of the NEA 18 VGE Shares. As the general partner of NEA 18 VGE, NEA Partners 18 VGE may be deemed to own beneficially the NEA 18 VGE Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may be deemed to own beneficially the NEA 18 VGE Shares.

NEA BH is the record owner of the NEA BH Shares. NEA BH II is the record owner of the NEA BH II Shares. As the sole general partner of NEA BH and NEA BH II, NEA BH LLC may be deemed to own beneficially the NEA BH Shares and the NEA BH II Shares.

By virtue of their relationship as affiliated entities, whose Control Entities have overlapping individual controlling persons, each of the Funds may be deemed to share the power to direct the disposition and vote of the Firm Shares. As general partners of the NEA Venture Funds, each of the GPLPs may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 15 and NEA Partners 15-OF, NEA 15 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 16, NEA 16 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 17, NEA 17 LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA Partners 18 VGE, NEA 18 VGE LLC may also be deemed to own beneficially the Firm Shares. As the sole general partner of NEA BH and NEA BH II, NEA BH LLC may also be deemed to own beneficially the Firm Shares.

As individual managers of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC, each of the Plural Managers may be deemed to own beneficially all of the Firm Shares. As managers of NEA 16 LLC, NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC, each of the Quadral Managers may be deemed to own beneficially the NEA 16 Shares, the NEA 17 Shares, the NEA 18 VGE Shares, the NEA BH Shares and the NEA BH II Shares. As managers of NEA 17 LLC, NEA 18 VGE LLC and NEA BH LLC, each of the Trial Managers may be deemed to own beneficially the NEA 17 Shares, the NEA 18 VGE Shares, the NEA BH Shares and the NEA BH II Shares. As an individual manager of NEA 15 LLC, NEA 16 LLC, NEA 17 LLC and NEA BH LLC, Baskett may be deemed to own beneficially the NEA 15 Shares, the NEA 16 Shares, the NEA 17 Shares, the NEA BH Shares and the NEA BH II Shares.

In connection with the transactions described under Item 4 above, Ultimate Parent and Parent may be deemed to have formed a "group" within the meaning of Section 13(d) of the Exchange Act with the other Reporting Persons.

Each Reporting Person disclaims beneficial ownership of the Firm Shares other than those shares which such person owns of record.

The percentage of outstanding Common Stock of the Issuer which may be deemed to be beneficially owned by each Reporting Person is set forth on Line 13 of such Reporting Person's cover sheet. Such percentage for each Reporting Person was calculated based on (A) for the Funds and the Plural Managers, 12,918,200 shares of Common Stock, which includes: (i) 8,284,788 shares reported to be outstanding by the Issuer as of November 1, 2024 on its Form 10-Q filed with the SEC on November 7, 2024 (the "10-Q Shares"); (ii) the NEA 17 Preferred Shares; (iii) the NEA 18 VGE Shares; and (iv) the Warrants issued to NEA 15, NEA 16, and NEA 17; (B) for the Quadral Managers, 12,730,878 shares of Common Stock, which includes: (i) the 10-Q Shares; (ii) the NEA 17 Preferred Shares; (iii) the NEA 18 VGE Shares; and (iv) the Warrants issued to NEA 16 and NEA 17; (C) for the Trial Managers, 12,543,556 shares of Common Stock, which includes: (i) the 10-Q Shares; (ii) the NEA 17 Preferred Shares; (iii) the NEA 18 VGE Shares; and (iv) the Warrants issued to NEA 17; and (D) for Baskett, 9,409,882 shares of Common Stock, which includes: (i) the 10-Q Shares; (ii) the NEA 17 Preferred Shares; and (iii) the Warrants issued to NEA 15, NEA 16 and NEA 17.
Number of shares as to which each person has sole or shared power to vote or dispose:
(i) sole power to vote or to direct the vote: See line 7 of cover sheets
(ii) shared power to vote or to direct the vote: See line 8 of cover sheets
(iii) sole power to dispose or to direct the disposition: See line 9 of cover sheets
(iv) shared power to dispose or to direct the disposition: See line 10 of cover sheets.
Transactions in the class effected during the past sixty days: None of the Reporting Persons has effected any transaction in the Common Stock during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Stock beneficially owned by any of the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is amended and supplemented as follows:

The information provided and incorporated by reference in Item 4 is hereby incorporated by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is amended and supplemented as follows:

Exhibit 1 - Agreement regarding filing of joint Schedule 13D.

Exhibit 2 - Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

Exhibit 3 - Agreement and Plan of Merger, dated as of December 23, 2024, by and among NH Holdings 2025, Inc., NH Holdings Acquisition 2025, Inc. and NeueHealth, Inc. (incorporated by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on December 23, 2024).

Exhibit 4 - Form of Rollover Agreement.

## Signatures
- New Enterprise Associates 15, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- New Enterprise Associates 15, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 15, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 15, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 15 Opportunity Fund, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 15 Opportunity Fund, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 15-OF, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 15-OF, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 15 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 15 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- New Enterprise Associates 16, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- New Enterprise Associates 16, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 16, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 16, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 16 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 16 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- New Enterprise Associates 17, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- New Enterprise Associates 17, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 17, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 17, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 17 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 17 GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 18 Venture Growth Equity, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 18 Venture Growth Equity, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 18 VGE, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA Partners 18 VGE, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 18 VGE GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA 18 VGE GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA BH SPV, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA BH SPV, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA BH SPV II, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA BH SPV II, L.P.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA BH SPV GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr., Managing Partner and Co-Chief Executive Officer (12/26/2024)
- NEA BH SPV GP, LLC: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi, Managing Partner and Co-Chief Executive Officer (12/26/2024)
- Forest Baskett: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Forest Baskett (12/26/2024)
- Ali Behbahani: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Ali Behbahani (12/26/2024)
- Carmen Chang: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Carmen Chang (12/26/2024)
- Anthony A. Florence, Jr.: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Anthony A. Florence, Jr. (12/26/2024)
- Mohamad H. Makhzoumi: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Mohamad H. Makhzoumi (12/26/2024)
- Edward T. Mathers: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Edward T. Mathers (12/26/2024)
- Scott D. Sandell: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Scott D. Sandell (12/26/2024)
- Paul Walker: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Paul Walker (12/26/2024)
- Rick Yang: /s/ Stephanie Brecher, Stephanie Brecher as attorney-in-fact for Rick Yang (12/26/2024)
- NH Holdings 2025 SPV, L.P.: /s/ Stephanie S. Brecher, Stephanie S. Brecher, Authorized Signatory (12/26/2024)
- NH Holdings 2025, Inc.: /s/ Stephanie S. Brecher, Stephanie S. Brecher, Authorized Signatory (12/26/2024)
Comment: This Amendment No. 8 to Schedule 13D was executed by Stephanie Brecher on behalf of the individuals listed above pursuant to a Power of Attorney a copy of which is attached as Exhibit 2.